Kelso Technologies Inc.
(The “Company” or “Kelso”)	September 16, 2015

Canada:	TSX:	KLS
United States:	NYSE MKT:	KIQ

STRATEGIC ALLIANCE WITH CAROLINA SEAL INC.

Vancouver, British Columbia and Downers Grove, Illinois, – The Company is pleased to report that it has established a Strategic Alliance (Alliance) with Carolina Seal Inc. (CSI) to offer the industry an unprecedented one year seal warranty program for Kelso’s pressure relief valves (PRV).

CSI is a long time supplier to Kelso and an industry leader in engineered sealing solutions for containment equipment used in railroad systems. The one year warranty program will apply to all new orders. CSI will maintain an inventory of pedigree materials to support PRV new tank car installations, re-qualifications, retrofits, improvement orders and repairs. The Alliance is a key arrangement that strengthens our safety, reliability and technology innovation for our line of pressure relief valves. Carolina Seal is a founding member of the Ride Tight® Program with its partner VSP Technologies. The concept of the Alliance is to deliver outstanding value to customers with the first one year seal warranty ever offered in the rail industry.

Kelso has enjoyed a long service history with no failures of its PRV line since commercial inception. Carolina Seal has enjoyed an eleven year track record in the rail tank car industry. CSI and Kelso jointly will continue to focus on helping customers optimize their safety and compliance efforts for OEM seals and after market valve repair kits.

James R. Bond, CEO of the Company comments, “The technology portfolio of Kelso is advancing rapidly with full commercial distribution of its products expected to grow quickly during the next three years. A key element of our strategic development plan is to align the Company with other industry specialists who share our vision for reliable high quality service equipment that provide safer operational environments in the railroad industry. We are very pleased to partner with Carolina Seal to offer this unique warranty program to our customers.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include the assumption that the technology portfolio of Kelso is advancing rapidly; full commercial distribution of its products expected to grow quickly during the next three years; a key element of our strategic development plan is to align the Company with other industry specialists who share our vision for reliable high quality service equipment that provide safer operational environments in the railroad industry. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be attained; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our expected market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com